UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01988P108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108

1	Names of Reporting Persons Glenhill Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,883,057
	6	Shared Voting Power 2,605,235
	7	Sole Dispositive Power 10,488,292
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,292
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%
12	Type of Reporting Person (See Instructions) IA, HC

CUSIP No. 01988P108

1	Names of Reporting Persons Glenn J. Krevlin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,883,057
	6	Shared Voting Power 2,605,235
	7	Sole Dispositive Power 10,488,292
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,292
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%
12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 01988P108

1	Names of Reporting Persons Glenhill Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,488,292
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,488,292
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,488,292
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%
12	Type of Reporting Person (See Instructions) IA, HC

CUSIP No. 01988P108

1	Names of Reporting Persons Glenhill Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 7,883,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,883,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,883,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.2%
12	Type of Reporting Person (See Instructions) IA, HC

Item 1(a).	Name of Issuer:

Allscripts Healthcare Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

222 Merchandise Mart, Suite 2024

Chicago, IL 60654

Item 2(a).	Name of Person Filing:

Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC.

Glenn J. Krevlin, is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP, each (along with Mr. Krevlin) a security holder of the Issuer. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the managing member of Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC is also the investment manager for certain third party accounts for which shares of the Issuer are held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons have dispositive power and share certain voting power with respect to such shares, and receive management fees and performance-related fees in connection therewith. As of the date of this filing, there are 2,605,235 shares of Common Stock of the Issuer held in such third party managed accounts, and the securities reported on the attached cover page(s) include such shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Fifth Avenue, 11th Floor

New York, NY 10020

Item 2(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

01988P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount Beneficially owned:
See the response(s) to Item 9 on the attached cover page(s), which amount is as of the date of this filing and represents a percent of class more than 5% (see Item 4(b) below). As of December 31, 2015, however, such amount was 9,274,026 shares of Common Stock (which amount included 2,181,534 shares held in third party managed accounts, as described in Item 2(a) above) for all Reporting Persons except Glenhill Capital Management, LLC (for which amount was 7,092,492 shares of Common Stock), which in each case represented a percent of class less than 5% (see Item 4(b) below) at that time.

(b)	Percent of Class:
See the response(s) to Item 11 on the attached cover page(s), which percentage is as of the date of this filing and was determined by dividing the number of shares beneficially held by the Reporting Person by 189,015,100, the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015. As of December 31, 2015, such percentage was 4.9% for all Reporting Persons except Glenhill Capital Management, LLC (for which the percentage was 3.8%), in each case determined in the same manner described in the preceding sentence.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2016

GLENHILL ADVISORS, LLC
By: /s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC
By: KREVLIN MANAGEMENT, INC. Managing Member
By: /s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC
By: GLENHILL ADVISORS, LLC Managing Member
By: /s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member